UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act

February 10, 2006

David F. Taylor
Locke Liddell & Sapp LLP
3400 Chase Tower
600 Travis Street
Houston, TX 77002-3095

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/10/2006

Re: El Paso Corporation
Incoming letter dated December 19, 2005

Dear Mr. Taylor:

This is in response to your letter dated December 19, 2005 concerning the shareholder proposal submitted to El Paso by Victor Rossi. We also have received letters on the proponent's behalf dated December 27, 2005 and January 23, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

06025711

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1066107

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

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600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

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(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

December 19, 2005

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposal Submitted by Victor Rossi.

Ladies and Gentlemen:

We are writing on behalf of our client, El Paso Corporation, a Delaware corporation ("El Paso"). El Paso has received from Victor Rossi, one of its stockholders, a letter requesting that a proposal and accompanying supporting statement (the "Proposal") be included in El Paso's proxy materials for its next Annual Meeting of Stockholders. A copy of the Proposal is attached hereto as Exhibit A. El Paso expects to file its definitive proxy materials on or about March 29, 2006.

On behalf of El Paso, we respectfully notify the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Division"), Mr. Victor Rossi and Mr. Rossi's designee, Mr. John Chevedden, to whom we are today sending copies of this letter, that El Paso intends to omit the Proposal from its proxy materials for the reasons set forth below. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, we enclose six (6) copies of this letter (which constitutes both the required statement of reasons and supporting opinion of counsel) and the Proposal. El Paso respectfully requests the concurrence of the staff of the Division that no enforcement action will be recommended if El Paso omits the Proposal from its proxy materials.

Factual Background

The Proposal requests that the following matter be submitted to a vote of the stockholders at the next Annual Meeting of the Stockholders: "RESOLVED: Cumulative Voting: Shareholders recommend that our Board adopt cumulative voting as a bylaw or long-term policy. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others." The Proposal also includes a supporting statement that is discussed below. El Paso originally received the Proposal on November 9, 2005, and a revised version of the Proposal on December 8, 2005.

Discussion of Reasons for Omission

El Paso believes that the entire Proposal may be omitted (1) pursuant to Rule 14a-8(i)(1) and 14a-8(i)(2) because the Proposal is not a proper subject for action by stockholders under Delaware law and would affect a violation of law, and (2) pursuant to Rule 14a-8(i)(3) because the Proposal violates the proxy rules of the Securities and Exchange Commission.

(1) Improper Under State Law and Violation of Law – Rules 14a-8(i)(1) and 14a-8(i)(2)

A stockholder proposal may be omitted under Rule 14a-8(i)(1) and (2) if it is not a proper subject for stockholder action under state law or if its adoption would cause the company to violate applicable state law. Delaware law denies cumulative voting rights unless they are granted in a company's certificate of incorporation. The Proposal may be omitted for the simple reason that if the Proposal were adopted and implemented, the recommended bylaw amendment would conflict with the Delaware General Corporation Law (the "<u>DGCL</u>").

Section 214 of the DGCL states:

> "The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit." 8 Del. C. §214.

Because the DGCL specifically provides that cumulative voting is to be granted in the certificate of incorporation, it would be ineffective and improper to pass a resolution recommending that El Paso adopt a bylaw amendment to implement cumulative voting. Accordingly, it is El Paso's view that the Proposal (a) violates Delaware law and (b) is not a proper subject for stockholder action. El Paso therefore requests that the Division concur that the Proposal should be omitted from the proxy statement and form of proxy for El Paso's 2006 Annual Meeting of Stockholders pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2).

(2) Violation of Proxy Rules – Rule 14a-8(i)(3)

Notwithstanding our arguments regarding exclusion under Rules 14a-8(i)(1) and 14a-8(i)(2), Rule 14a-8(i)(3) permits a registrant to omit a stockholder proposal and related supporting statement if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Division has indicated that a proposal or supporting statement that contains material inaccuracies and omissions, or that is otherwise vague, indefinite or incomprehensible, may be excluded under this rule. See, e.g., Honeywell International Inc. (avail. February 5, 2003); Winland Electronics, Inc. (avail. May 24, 2002); Phoenix Gold International, Inc. (avail. November 21, 2000). The Division has also indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Division may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading. See Staff Legal Bulletin No. 14 (July 13, 2001).

El Paso has reviewed Staff Legal Bulletin No. 14B (Sept. 15, 2004), and understands that the Division will not grant no action relief in instances where the company cannot demonstrate that statements in the Proposal are objectively false, or that substantial portions of the supporting statement are vague or irrelevant to the point of confusing reasonable shareholders on the subject matter to be voted on.

El Paso is of the opinion that the supporting statement in the Proposal contains a number of misleading and unverifiable statements; and that taken together, the entire supporting statement that accompanies the Proposal may be excluded pursuant to Rule 14a-8(i)(3). El Paso asks that the Division review the following:

(1) The supporting statement refers repeatedly to a report by the subscription website "The Corporate Library" regarding El Paso's corporate governance, without providing a title, citation, or date to a specific study or report. El Paso believes that the numerous references to this for-profit website may mislead its shareholders into believing that the opinions expressed by The Corporate Library are authoritative. The Corporate Library is a fee-based subscription service, and is not available to the vast majority of El Paso's stockholders without the payment of a fee. It would be impossible and unrealistic to expect the voting stockholders would have the opportunity to review the Corporate Library's assessment of El Paso in order to make an independent judgment on the veracity of the data presented in the supporting statement. At a minimum, El Paso would ask that Mr. Rossi clarify that the information he has obtained from The Corporate Library is merely the opinion of this privately held, for-profit entity.

(2) The second bullet point in the supporting statement mischaracterizes a prior stockholder proposal related to poison pills, by portraying a subsequent action by the Board as improper, when in fact the Board's actions were entirely proper under the DGCL. The Division has indicated in Staff Legal Bulletin No. 14B that unfounded statements alleging improper conduct can be excluded. Again, this statement references The Corporate Library; references El Paso believes should be excluded for the reasons outlined above.

It is the position of El Paso that much of the supporting statement is misleading and irrelevant to a consideration of the Proposal. We believe that these defects in the Proposal render it false and misleading in its entirety. Therefore, we urge the Division to exclude the entire Proposal pursuant to Rule 14a-8(i)(3).

Request

For the foregoing reasons, El Paso respectfully requests that the Division confirm that it will not recommend enforcement proceedings if El Paso omits the Proposal from its 2006 proxy materials. Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 713/226-1496. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,

David F. Taylor

David F. Taylor

Enclosure

cc: ***Via Facsimile***
Mr. David Siddall
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

By Certified Mail
Mr. Victor Rossi
P.O. Box 249
Boonville, CA 95415

By Certified Mail
Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Michael Meenan (Firm)

Exhibit A

See attached.

12-8-05
UPDATE

Victor Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Ronald L. Kuehn
Chairman
El Paso Corporation (EP)
1001 Louisiana St
Houston TX 77002

Dear Mr. Kuehn,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Victor Rossi Oct. 26 05

cc: David L. Siddall
Corporate Secretary
PH: 713 420-2600
FX: 713 420-4417
F: 713-420-4099

[December 8, 2005]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting as a bylaw or long-term policy. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Victor Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005. Cumulative voting also won an all-time record support for any GM shareholder proposal topic at the 2005 GM annual meeting. Thus I believe this proposal could be a contender to obtain at least a 51% vote at our company's meeting today.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in Shareholder Responsiveness.
  - "D" in Litigation & Regulatory Problems.
  - "F" in Accounting – SOX 404 violation.

  Overall Governance Risk Assessment = High

- Poison pill: A 2003 shareholder proposal asked our management to require shareholder approval of poison pills. Our board adopted a perplexing policy allowing our board to override the policy and adopt a pill without shareholder approval. This override undermines the shareholder approval requirement, and it is not believed that the policy constitutes full implementation of the proposal according to The Corporate Library.
- Our CEO's personal shareholdings declined over the past year.
- Cumulative voting was not allowed.
- On April 7, 2005, our Audit Committee concluded that previously issued financial statements for El Paso's 2003 fourth quarter and fiscal year ended December 31, 2003 should no longer be relied upon because of an error in those financial statements.

I believe Cumulative voting will improve our corporate governance and increase the possibility of electing at least one director with a specialized expertise needed to turnaround the above deficiencies.

Cumulative voting allows a significant group of shareholders to elect a director or directors of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

Cumulative Voting
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, January 24, 2006 1:09 AM
To: CFLETTERS
Cc: David Siddall
Subject: #2 Re El Paso Corporation (EP) No-Action Request Victor Rossi

#2 Re El Paso Corporation (EP) No-Action Request Victor Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 23, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

El Paso Corporation (EP)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Cumulative Voting
Shareholder: Victor Rossi

Ladies and Gentlemen:

This adds to the December 27, 2005 initial response (unanswered) to the El Paso Corporation December 19, 2005 no action request.

The company argument simply ignores one-half of the proposal, the part that states "or long-term policy." And since the "or" option is used in the text of the rule 14a-8 proposal the company argument has effectively ignored the whole proposal.

The rule 14a-8 proposal only asks for a cumulative voting policy. The company does not claim that cumulative voting could not first be included in the company[1]s articles of incorporation and thus be made a policy of the company and/or be reinforced by being included as a policy of the company thereafter. Thus the proposal would not seem to conflict with the company[1]s objection.

The company takes the tedious pre-SLB 14B approach in arguing that text is objectionable because it is not accompanied with every conceivable supporting footnote. This is in spite of the reminder of SLB 14B in the notes immediately following the rule 14a-8 proposal plus a cited precedent:

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
o the company objects to factual assertions because they are not supported; o the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered; o the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or o the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

The company essentially ignores the above and puts forth its tedious pre-SLB 14B objections.

The company makes the incredulous claim that under rule 14a-8 the company[1]s limited response to a poison pill proposal cannot be referred to as long as the company[1]s limited response did not violate DGCL. In other words incredulously arguing that nothing critical can be said of a company as long as a company acts within the law according to DGCL.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Victor Rossi
David Siddall <ShareholderRelations@elpaso.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 27, 2005 4:14 PM
To: CFLETTERS
Cc: David Siddall
Subject: Re El Paso Corporation (EP) No-Action Request Victor Rossi

Re El Paso Corporation (EP) No-Action Request Victor Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

El Paso Corporation (EP)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Cumulative Voting
Shareholder: Victor Rossi

Ladies and Gentlemen:

This is an initial response to the El Paso Corporation December 19, 2005 no action request.

The rule 14a-8 proposal only asks for a cumulative voting policy. The company does not claim that cumulative voting could not first be included in the company[1]s articles of incorporation and thus be made a policy of the company. Thus the proposal would not seem to conflict with the company[1]s objection.

The company takes the tedious pre-SLB 14B approach in arguing that text is objectionable because it is not accompanied with every conceivable supporting footnote. This is in spite of the reminder of SLB 14B in the notes immediately following the rule 14a-8 proposal plus a cited precedent:

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
o the company objects to factual assertions because they are not supported; o the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered; o the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or o the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

The company essentially ignores the above and puts forth tedious pre-SLB 14B objections.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Victor Rossi
David Siddall <ShareholderRelations@elpaso.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: El Paso Corporation
Incoming letter dated December 19, 2005

The proposal recommends that the board adopt cumulative voting for the election of directors as a bylaw or long-term policy.

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that El Paso has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser